Exhibit 99.3

Notice of Emera's 2026 Annual Meeting of Shareholders

WHEN:
Thursday, May 21, 2026, 2:00 p.m. (Atlantic time)

WHERE:
Via live webcast at https://meetings.lumiconnect.com/400-528-394-021
Password: emera2026 (case sensitive)
The virtual only meeting format is accessible, transparent and interactive. Shareholders' opportunity to participate will be comparable to attending an in-person meeting.

AGENDA:
The meeting will cover the following items of business:

1. Receiving the audited financial statements for the year ended December 31, 2025 and the Auditors' report thereon;
2. Electing Directors to serve until the next Annual Meeting of Shareholders;
3. Appointing auditors;
4. Authorizing the Directors to establish the auditors' fee;
5. Considering an advisory resolution on the Company's approach to executive compensation;
6. Approving an amendment to the Company's Employee Common Share Purchase Plan;
7. Approving an amendment to the Company's Senior Management Stock Option Plan; and
8. Transacting any other business that properly comes before the meeting.

The accompanying Management Information Circular provides detailed information on these items.

WHO:
Emera shareholders as of close of business on March 25, 2026 (the "Record Date") have the right to receive notice of and vote at the meeting or any adjournment.

HOW TO VOTE:
Participate and vote your shares in real time during the meeting by visiting https://meetings.lumiconnect.com/400-528-394-021, using password emera2026 (case sensitive). Please note, only registered shareholders and duly appointed proxyholders can vote at the meeting. For more information about how to vote during the meeting, please see the accompanying Management Information Circular.

You can also vote in advance of the meeting by:

- Mailing your proxy or voting instruction form using the postage-paid, pre-addressed envelope provided.
- Voting by telephone or via internet (see the proxy or voting instruction form).

Proxies must be received **before** 5:00 p.m. Atlantic time on Tuesday, May 19, 2026, or, if the meeting is adjourned, or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.

For more information about how to vote, please read the Voting Information section in the Management Information Circular.

QUESTIONS:
If you have any questions about the information contained within the Management Information Circular, please contact us by:
Mail: Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5
Telephone: 1-800-358-1995 (anywhere in North America)
Email: AGM@emera.com.

By order of the Board of Directors,

Brian C. Curry
Corporate Secretary